UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-41334

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 13, 2022, titled “SaverOne wins Follow-on Contract with ReadyMix Industries Following Successful Trial.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SaverOne wins Follow-on Contract with ReadyMix Industries Following Successful Trial”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: December 13, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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